

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Craig A. Huffman
Chief Executive Officer and Chief Financial Officer
Treasure & Shipwreck Recovery, Inc.
13046 Racetrack Road, #234
Tampa, FL 33626

> **Re: Treasure & Shipwreck Recovery, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed May 26, 2022**
> **File No. 024-11781**

Dear Mr. Huffman:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 2 to Form 1-A Filed May 26, 2022

Exhibit Index, page 58

1.   We note that you have included the independent auditor's opinion for the audited financial statements for the year ended April 30, 2019, but you did not include the corresponding auditor's consent. Please revise to file the auditor's consent for the year ended April 30, 2019.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Milan Saha